05038357

UNITED STATES
ITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 43200

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Amcore Investment Services, Inc.

OFFICIAL USE ONLY
27708
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

501 Seventh Street
(No. and Street)

Rockford (City) IL (State) 61104 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Renee E. Forberg (815) 961-2704
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *if individual, state last, first, middle name*)

303 East Wacker Street (Address) Chicago (City) IL (State) 60601 (Zip Code)

RECD S.E.C. FEB 28 2005 WASH, D.C. 185 SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 17 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Michele Lind, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Amcore Investment Services, Inc., as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Michele B. Lind
Signature

President
Title

Judith Ann Meehan
Notary Public

OFFICIAL SEAL
JUDITH ANN MEEHAN
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES NOVEMBER 15, 2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AMCORE INVESTMENT SERVICES, INC.

Table of Contents

KPMG LLP
777 East Wisconsin Avenue
Milwaukee, WI 53202

Independent Auditors' Report

To the Board of Directors
AMCORE Investment Services, Inc.:

We have audited the accompanying statements of financial condition of AMCORE Investment Services, Inc. (the Company), which is a second-tier wholly owned subsidiary of AMCORE Financial, Inc., as of December 31, 2004 and 2003 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These statements of financial condition are the responsibility of the Company's management. Our responsibility is to express an opinion on these statements of financial condition based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. Our audit included consideration of internal controls over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purposes of expressing an opinion on the effectiveness of the Company's internal controls over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the statements of financial condition referred to above present fairly, in all material respects, the financial position of AMCORE Investment Services, Inc. as of December 31, 2004 and 2003 in conformity with U.S. generally accepted accounting principles.

KPMG LLP

February 11, 2005

AMCORE INVESTMENT SERVICES, INC.

Statements of Financial Condition

December 31, 2004 and 2003

Assets		**2004**	**2003**
Cash and cash equivalents	$	607,953	716,148
Deposit with clearing broker		50,000	50,000
Commissions receivable		214,150	112,846
Prepaid expenses and other assets		63,340	49,777
Due from AMCORE Investment Group		21,000	25,681
Equipment, at cost, net of depreciation of $67,073 in 2004 and $66,676 in 2003		1,058	1,454
Total assets	$	957,501	955,906
Liabilities and Stockholder's Equity			
Current liabilities:			
Accounts payable and accrued expenses	$	241,519	192,033
Due to AMCORE Bank		15,982	63,873
Total liabilities		257,501	255,906
Stockholder's equity:			
Common stock, $1 par value. Authorized 1,000 shares; issued and outstanding 100 shares		100	100
Additional paid-in capital		699,900	699,900
Total stockholder's equity		700,000	700,000
Total liabilities and stockholder's equity	$	957,501	955,906

See accompanying notes to financial statements.

(1) General Information and Summary of Significant Accounting Policies

General

AMCORE Investment Services, Inc. (the Company) is a wholly owned subsidiary of AMCORE Investment Group, N.A. (AIG), which is a wholly owned subsidiary of AMCORE Financial, Inc. (AFI). The Company conducts business as a broker/dealer in securities. Additionally, the Company sells annuity products. These services are primarily offered to individual and institutional customers in Northern Illinois and South Central Wisconsin.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

The following is a summary of the Company's significant accounting policies:

Accounting Estimates

The preparation of the statements of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts in the financial statements and the accompanying notes. Actual results could differ from those estimates.

Securities Transactions

Proprietary securities transactions (securities owned), commission revenue, and related expense are recorded on the trade date basis.

Cash and Cash Equivalents

For purposes of reporting cash flows, cash equivalents include cash in an AMCORE Bank, N.A., bank checking deposit account and shares of money market mutual funds.

Commissions Receivable

Commissions receivable represent amounts due to the Company from its clearing broker/dealer relating to customer securities transactions introduced by the Company as well as amounts due from insurance agencies related to the sale of annuity products. Commissions receivable include 12B-1 fees.

Equipment

Equipment is stated at cost, net of accumulated depreciation. Depreciation is computed by the straight-line method over the useful life of the applicable equipment.

(Continued)

Income Taxes

Deferred income taxes result from temporary differences in the basis of assets and liabilities for income tax and financial statement purposes. These differences relate primarily to different deferred compensation bases for income tax and financial statement purposes and the use of accelerated depreciation methods for income tax purposes. Deferred income taxes totaled $174 and $233 at December 31, 2004 and 2003, respectively, and are included in accounts payable and accrued expenses in the statements of financial condition.

Management believes that it is more likely than not that any deferred tax assets will be fully realized; therefore, no valuation allowance has been recorded at December 31, 2004 and 2003.

(2) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.

At December 31, 2004, the Company's net capital totaled $483,860 and the net capital requirement was $250,000. The Company's ratio of aggregate indebtedness to net capital at December 31, 2004 was .53.

(3) Related-party Transactions

By arrangement, the Company remits all excess revenues, after deducting all expenses of the Company, to a wholly owned bank subsidiary of AFI (AMCORE Bank, N.A.). Amounts owed to AMCORE Bank, N.A. at December 31, 2004 and 2003 were $15,982 and $63,873, respectively.

At December 31, 2004 and 2003, the Company had cash of $33,903 and $39,893, respectively, on deposit with AMCORE Bank, N.A.. In addition, the Company held 542,809 and 645,251 units of the Vintage Liquid Assets Fund, which is a money market mutual fund, at December 31, 2004 and 2003, respectively. The investment advisor of the Vintage Liquid Assets Fund is an affiliate of AIG.

(4) Off-balance Sheet and Concentration of Credit Risk

As discussed in note 1, the Company's customers securities transactions are introduced on a fully-disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the company and is responsible for execution, collection, and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

(Continued)

(5) Employee Benefit Plans

The Company participates in the AMCORE Financial Security Plan (the Security Plan), a qualified profit sharing plan under Section 401(a) of the Internal Revenue Code. The Security Plan offers participants a personal retirement account, profit sharing payment, and personal savings account (401(k)).

(6) Contingencies

Management believes that no litigation is threatened or pending in which the Company faces potential loss or exposure which will materially affect the Company's financial position or results of operations.